November 30, 2005

Mail Stop 4561


Wayne A. Schellhammer
President and Chief Executive Officer
American Caresource Holdings, Inc.
8080 Tri-Star Drive
Irving, Texas 75063


Re:	American Caresource Holdings, Inc.
      Amendment No. 8 to Registration Statement on Form SB-2
Filed on November 18, 2005
	File No. 333-122820

Dear Mr. Schellhammer:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please file as correspondence on EDGAR the response letter you submitted to us on October 25, 2005.
2. We note that 12,071,309 shares of ACS common stock will be distributed to PATY stockholders, 1,705,756 of which will represent restricted shares distributed to purchasers in PATY`s private offering who became PATY shareholders before the record date for the distribution of ACS stock was set. Please advise us as to how this figure is consistent with your disclosure that purchasers in PATY`s private offering purchased an aggregate of 3,411,512 shares of PATY common stock and that 547,244 additional shares of PATY common stock were issued in connection with the CareGuide acquisition, for an aggregate of 3,958,756 shares of PATY common stock. Since one share of ACS common stock is being issued for every two shares of PATY common stock outstanding, and after taking into account the reverse stock split of 1-for-1.1246645 effective as of November 14, 2005, it appears that approximately 1,759,971 shares of ACS common stock would be issued privately as a result of these transactions. Please advise us as to how you determined that 1,705,756 is the correct figure.

Liquidity and Capital Resources, page 22
3. We note you have amended this filing to increase the number of your shares that Mr. Pappajohn, Dr. Schaffer and Mr. Kinley would receive in connection with their warrants as well as a decease in the exercise prices of the warrants from $0.45 to $.40 per share from $.55 to $.49 per share. Please advise us as to the reason for the increase. If there have been amendments to the Stock Purchase Warrant agreements, please file the amended agreements as Exhibits.

Certain Relationships and Related Transactions, page 33
4. Please advise us as to why you removed disclosure from the prospectus indicating that ACS used $1.45 million from its credit line to satisfy intercompany indebtedness to PATY. If this did, in fact, occur, please revise to include this disclosure. If not, please revise to disclose the current balance due to PATY by ACS as well as the current amount of the credit line that has been drawn down and the uses of the funds drawn from the credit line.

Financial Statements

Notes to Unaudited Condensed Financial Statements for the Period
Ended September 30, 2005

Issuance of Warrants, page F-25
5. We note that you plan on filing a registration statement for the benefit of the holders of ACS common stock who acquired shares of Patient Infosystems during the October 2005 offering. Advise us if you have any requirements to also register the shares underlying the recent issuances of warrants as part of that registration statement.
Note paragraphs 14 - 18 of EITF 00-19, which discusses the accounting treatment when a contract is not permitted to be settled in unregistered shares. In addition please provide us with the general terms of the warrants. For example, please advise us whether or not there is a cashless exercise option associated with your warrants, which would permit the warrant holder to exercise the warrant without paying cash and to receive the intrinsic value of the warrants in an equivalent number of shares of common stock.

Part II

Item 26.  Recent Sales of Unregistered Securities, page II-2
6. We reissue comment 3, from our Comment Letter dated October 11, 2005, in part. Please break out your disclosure to discuss the specific issuances of warrants made to each individual, including the dates of the issuances.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Jeffrey A Baumel, Esq. (via facsimile)
      McCarter & English, LLP
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Wayne A. Schellhammer
American Caresource Holdings, Inc
November 30, 2005
Page 1